S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 11-09

  September 18, 2009

“LOS ZORROS GOLD PROPERTY OVERVIEW” VIDEO-GRAM

A new video-gram entitled “Los Zorros Gold Property Overview” has been added to the SAMEX website at www.samex.com.  The video-gram utilizes maps, photographs and graphics to provide a brief overview of the Company’s Los Zorros property in Chile.

The Los Zorros Property covers approximately 80 square kilometers of an old mining district of numerous small, gold, silver and copper mines and showings.  This single property holding hosts a number of highly prospective project areas such as the “Nora Project”, the “Cinchado Project”, the “Milagro Pampa Project ” and the “Milagro Project” that are being explored for gold deposits by SAMEX.  Each of these targets represent an important separate project area for SAMEX. In addition, numerous other mineralized areas, which have yet to be rigorously investigated and explored, have also been identified within the property position and in close vicinity to these major gold targets.  The “Los Zorros Gold Property Overview” video-gram is designed to acquaint the viewer with the location of various prospective areas within the property.

A common exploration strategy is to explore for new mineral deposits in areas where minerals have previously been found or mined and it’s not unusual for numerous ore deposits to be clustered in districts or along trends.  With these concepts in mind, SAMEX is exploring for multiple precious metal deposits that may be clustered beneath the widespread gold, silver and copper occurrences in this old mining district.

Information in the “Los Zorros Gold Property Overview” video-gram is summary in nature and should be considered together with more detailed documents and information upon which it is based that can be viewed in the Company’s publicly filed documents at www.sedar.com  and the SAMEX website at www.samex.com.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.